Exhibit 21.1

LSB INDUSTRIES, INC.

SUBSIDIARY LISTING

December 31, 2022

LSB INDUSTRIES, INC. (Direct subsidiaries in bold italics)

LSB Insurance L.L.C.

LSB Chemical L.L.C.

Cherokee Nitrogen L.L.C.

El Dorado Chemical Company

EDC Ag Products Company L.L.C.

Chemex I Corp.

El Dorado Ammonia L.L.C.

El Dorado Nitrogen L.L.C.

Pryor Chemical Company

TRISON Construction, Inc.

All companies are Oklahoma entities, except LSB industries, Inc., which is a Delaware corporation